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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3368 tel 852 2533 1768 fax james.lin@davispolk.com	William F. Barron* Bonnie Chan* Karen Chan† Paul K. Y. Chow*† James C. Lin*	Martin Rogers† Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

May 21, 2018

Re:	CNFinance Holdings Limited (CIK No. 0001733868)

Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on March 30, 2018

Confidential

Mr. Michael Clampitt

Mr. David Lin

Mr. Michael Henderson

Mr. H. Stephen Kim

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Clampitt, Mr. Lin, Mr. Henderson and Mr. Kim:

On behalf of our client, CNFinance Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter (the “Comment Letter”) dated April 26, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 30, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Revised Draft Registration Statement also contains certain additional updates and revisions, including the Company’s interim unaudited financial information for the three months ended March 31, 2017 and 2018.

2	May 21, 2018

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft Registration Statement where the language addressing a particular comment appears.

*        *        *         *

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that there has not been any written communications presented by the Company (or by anyone authorized to do so on the Company’s behalf) to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that there are any such written communications that the Company, or anyone authorized to do so on its behalf, in the future presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will provide the Staff with copies.

Prospectus Summary

Overview, page 1

1.	Please define “MSE” where the term is first used in the prospectus.

The Company has revised the disclosure on page 1 of the Revised Draft Registration Statement to add the definition of “MSE”.

2.	Revise the third paragraph to disclose what other fees are paid by some/all borrowers and the amount or percentage of such fees.

The Company has revised the disclosure on page 2 of the Revised Draft Registration Statement to clarify that the 26.0% and 23.7% rate is inclusive of interest and financing service fees (if applicable) payable by borrowers and does not include penalties upon prepayment or default. In addition to interest rate, historically the Company charged borrowers financing service fees upfront typically ranging from 2% to 3% of the loan principal amount, which was included in calculating the effective interest rate. Since August 2017, the Company no longer charges financing service fees on borrowers due to regulatory changes. The Company has also provided corresponding revisions throughout the filing.

3	May 21, 2018

3.	Provide us with the calculations used to arrive at the 26% and 23.7% amounts.

The Company respectfully advises the Staff that the 26% and 23.7% amounts are weighted average effective interest rates calculated in the following way:

Step 1: Calculation of effective interest rates according to the repayment schedule as set out in the loan agreement for each transaction:

•	Repayment schedule of a particular loan specifies date and amount of each expected inflow/outflow of funds including initial principal outflow, financing services fee inflow (if applicable) and monthly installment inflow comprising of principal and interest;

•	A daily internal rate of return (“IRR”) could be derived from such inflow/outflow schedule together with their corresponding dates; and

•	Multiply such daily IRR by 365 to arrive at the annualized IRR of such schedule, which is the effective interest rate.

Step 2: Calculation of weighted average effective interest rates for the loans originated in a specified period of time:

•	Multiply the initial principal amount of a particular loan with the effective interest rate of such loan calculated in Step 1 to arrive at the weighted amount;

•	Sum all weighted amounts in a specified period of time to arrive at the total weighted amount; and

•	Divide such total weighted amount with the total initial principal amount for the loans originated in that particular period of time to arrive at the weighted average effective interest rate.

In response to the Staff’s comment, the Company supplementally encloses as Annex A hereto an example illustrating the calculation for ease of reference.

4.	Revise the fifth paragraph to explain the following:

•	the maturity terms of the senior and subordinated units;

•	the maturity terms of the underlying loans;

•	the average senior unit/subordinated unit split and how determined;

•	whether all of the subordinated units of each trust are purchased by CN Finance Holdings Limited;

•	the cost and fair market value of such subordinated units held at December 31, 2016 and 2017; and

•	the revenues on the subordinated units in 2016 and 2017.

4	May 21, 2018

The Company has revised the disclosure on page 2 of the Revised Draft Registration Statement accordingly and provided corresponding revisions throughout the filing. The Company respectfully advises the Staff that:

•	The maturity term of the senior and subordinated units is generally one to three years.

•	The maturity term of the underlying loans typically ranges from one to eight years.

•	The senior unit/subordinated unit split is different from plan to plan and the contractual structural leverage ratio representing the ratio of total amount of senior units and subordinated units with the upper limit of 4:1 or 86:14, which is determined pursuant to the collaboration agreements with trust company partners. Due to recent regulatory changes, the Company plans to work with trust company partners to change the contractual structural leverage ratio of each trust product to 3:1 before the end of 2020, the grace period provided by the Guiding Opinion on Regulating the Asset Management Business of Financial Institutions. The Company does not believe that this change will have a material adverse effect on its business, as the actual structural leverage ratio of its trust plans was generally below 3:1 as of March 31, 2018. The Company respectfully directs the Staff’s attention to its answer to Question 45 and Appendix B enclosed hereto.

•	All of the subordinated units of each trust plan are purchased by the Company through its wholly owned subsidiaries.

•	The Company understands that the cost of the subordinated units represents its investment amount in such units, which amounted to RMB1,928.6 million and RMB4,626.1 million as of December 31, 2016 and 2017 and RMB4,802.3 million as of March 31, 2018.

•	The Company respectfully advises that fair market value of subordinated units is difficult to ascertain because there is no secondary market transaction for subordinated units. If the Company attempts to estimate the fair market value of the subordinated units using accounting valuation techniques, the valuation could only be based on the unobservable inputs about the scenario analysis of the expected cash flows of the underlying loans, which are judgmental. As the Company consolidates all of the underlying loans and the senior units as interest-bearing borrowings in its balance sheet, during the consolidation, the cost of the subordinated units is eliminated. The fair market value disclosure of the subordinated units is not relevant to the Company’s consolidated financial statements.

•	The Company understands that the revenues on the subordinated units represent income from subordinated units, which amounts to the interest income from the underlying loans minus (i) financing costs for the senior units, (ii) administrative fee payments to trust companies, (iii) certain fee payments to third-party service providers (mainly depositary fees charged by the banks) and (iv) a performance-based service fee of up to 8% per annum of the size of the trust plans. The revenues on the subordinated units amounted to RMB391.2 million, RMB1,595.3 million and RMB497.6 million in 2016, 2017 and three months ended March 31, 2018.

5	May 21, 2018

5.	Revise to discuss how loans are identified for direct lending as opposed to being part of the trusts.

The Company respectfully advises the Staff that it generally relies on and will continue to rely primarily on the trust lending model, which is supplemented with the direct lending model. Its direct lending business is conducted through its licensed small loan subsidiaries, which are subject to geographic and leverage cap requirements. As a result, the Company expects that direct lending will remain a fairly limited and immaterial part of its business. The Company follows substantially the same criteria in borrower acquisition and credit assessment for home equity loans originated under the trust lending and direct lending models. However, the Company may only issue bridge loans through its small loan subsidiaries.

The Company has revised the disclosure on page 3 of the Revised Draft Registration Statement accordingly and provided corresponding revisions throughout the filing.

Corporate History and Structure, page 4

6.	We note that several of subsidiaries listed in Note 1 starting on page F-7 are not reflected in the diagram illustrating your corporate structure. Please revise or advise. In addition, add the trust plans to the diagram with ownership percentages.

The Company respectfully advises the Staff that Note 1 - Description of business, organization, and basis of presentation to the consolidated financial statements as of and for the two years ended December 31, 2017 starting on page F-8 of the Revised Draft Registration Statement contains all of its subsidiaries, including immaterial ones. The Company has revised the disclosure on pages 6 and 66 of the Revised Draft Registration Statement to include all material subsidiaries of the Company. With respect to trust plans, the Company advises the Staff that, from an accounting perspective, it is exposed to variability of return from activities of the trust plans and therefore such plans are considered to be “variable interest entities” (“VIE”). The Company is required to consolidate the assets and liabilities of the trust plans on its balance sheet because the trust plans meet the criteria as set forth in ASC Topic 810. It does not, however, have ownership interest in the trust plans from a legal perspective. As distinguished from VIEs used by most other businesses in China, the Company’s interest in trust plans was not established due to foreign ownership restrictions under PRC law, nor do such entities hold key licenses or permits, nor does the Company control such entities through contractual arrangements. The trust plans are funding sources for the Company’s business of loan facilitation. Accordingly, the Company respectfully notes that it believes that it is inappropriate and potentially confusing and misleading to add the trust plans to the corporate structure diagram.

7.	Revise to include a brief description of each of the companies listed on page 5, including the date formed, the amount of assets and equity at December 31, 2016 and 2017 and the revenues during 2016 and 2017.

The Company has revised the disclosure on pages 6 and 66 of the Revised Draft Registration Statement to add brief descriptions of certain material subsidiaries listed on page 6 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Company does not have standalone financial statements of the subsidiaries that were audited or reviewed by the auditors. As a result, the Company believes that it should not include management account financial data of the standalone subsidiaries such as the amount of assets and equity as of December 31, 2016 and 2017 and the revenues during 2016 and 2017 for these subsidiaries.

6	May 21, 2018

Non-GAAP Financial Measure

Adjusted Net Income, page 12

8.	We note your adjustment for share-based compensation expenses has not been adjusted for the effect of income taxes. Please advise or revise to show the related income tax effect and disclose the rate used in your computation.

The Company respectfully advises the Staff that the share-based compensation was made by Sincere Fame International Limited, a company incorporated under the laws of British Virgin Islands, which is not subject to any corporate income tax. Such option plan will be replaced by the 2018 Plan as defined in the Revised Draft Registration Statement. As a result, there is no income tax effect on the share-based compensation expenses.

Key Operating Data, page 13

9.	Please disaggregate the outstanding loan balances, number of active borrowers, and number of transactions by trust and direct lending and disaggregate all trust lending related balances by funding sources (e.g. senior units, subordinated units under repurchase arrangements with private equity funds, subordinated units under repurchase agreements with third parties, etc.).

To facilitate your review, the Company has included a table illustrating its funding capital by sources on page 16 of the Revised Draft Registration Statement. Funding sources of the trust plans consist of senior and subordinated units, including funding through transfer of rights to earnings in subordinated units to third parties with repurchase arrangements and cash on hand. The trust company partners, as trustees of the trust plans, hold loans and cash proceeds from loan issuances. When issuing new loans, trustees invest funding from both the senior and subordinated units as a whole in addition to cash proceeds from existing loans (excluding payments to senior unit holders, trust company partners and third-party service providers). Trust plans issue new trust products to acquire additional capital from time to time as necessary based on expectation of loan demands. However, senior and subordinated unit holders are not entitled to any loans or any specific portion of loans. After the implementation of the 2018 FOTIC Funding Arrangements as defined in the Revised Draft Registration Statement, the Company strives to allocate loans funded with the FOTIC trust plans to either senior or subordinated units. As the Company only started implementing the 2018 FOTIC Funding Arrangements in March 2018 and is still in the transitioning period, such allocation has not generated meaningful data.

Risk Factors

We have a limited operating history . . . , page 14

10.	We note your disclosure that starting in March 2018, you have been working with FOTIC to implement “certain changes” to your top-up arrangements and performance-driven service fee structure. Please revise to briefly describe such changes. Alternatively, please add a cross-reference to the relevant disclosure in the “Business – Credit Strengthening Services” section on page 106 of the prospectus.

7	May 21, 2018

The Company has revised the disclosure on page 18 of the Revised Draft Registration Statement to add a cross-reference to the relevant disclosure in the Business section.

Our trust company partners operate in a strictly regulated environment .. . . , page 16

11.	Revise to clarify how the funding units are repaid in up to three years when loans are made for longer durations. Explain what happens to the unrepaid loans after three years.

The Company has revised the disclosure on pages 20 and 123 of the Revised Draft Registration Statement to add details of fund matching. Historically a majority of the loans the Company facilitated were repaid within the first two years. When a loan goes beyond the terms of the underlying funding trust products, the Company and its trust company partners will employ various measures to manage the mismatch and ensure repayment of the underlying funding units, details of which are set forth in “Business—Our Funding Model—Matching of Terms of Funding Sources and Loans” on page 123 of the Revised Draft Registration Statement.

Some of our funding sources are highly regulated . . . , page 19

12.	Revise the first paragraph to clarify how the company will fund the direct loan business if not by listing the receivables on an asset exchange.

The Company has revised the disclosure on page 24 of the Revised Draft Registration Statement accordingly.

The Company respectfully advises the Staff that listing and trading of credit assets on an asset exchange is not in itself a violation of PRC law, unless such credit assets are transferred to an internet platform. The Company plans to replace such funding with funds from transfer of loan receivables to third parties, such as to qualified private equity funds, either directly or through other permitted means including transfer on local financial exchanges without involving an Internet platform.

If our risk management system fails to perform effectively . . . , page 21

13.	Please revise to discuss the liability that the company assumes, if any, if it fails to accurately assess the credit risk of borrowers, resulting in incorrect recommendations or mispriced loan products. If applicable, please revise to discuss any related material liabilities that you have incurred in the past.

The Company has revised the disclosure on page 27 of the Revised Draft Registration Statement accordingly. The Company respectfully advises the Staff that pursuant to the terms of the agreements with the trust company partners, it is not subject to any penalties for inaccurate risk assessment or mispriced loan products as the trust company partners are ultimately responsible for approving the loan applications. However, the Company may be subject to payment obligations under its credit strengthening services for NPLs. In addition, its performance-based service fee and return under the subordinated units may be reduced as a result of defaulting loans. The Company further respectfully advises the Staff that the charge-off for the years ended December 31, 2016 and 2017 was RMB246,640 and RMB11.2 million, respectively, each representing an insignificant portion of the total loan principal amount. There was no charge off during the three months ended March 31, 2018.

8	May 21, 2018

We are involved in legal proceedings . . . , page 23

14.	We note that you currently have 358 collection legal proceedings pending before courts and arbitration tribunals with amounts in dispute of RMB310.6 million. Please tell us whether the amounts in dispute are recorded on the balance sheet and how they are reflected in the Note 6.

The Company has revised the disclosure on pages 28 and 29 of the Revised Draft Registration Statement to “[a]s of March 31, 2018, we have 289 collection legal proceedings pending before courts and arbitration tribunals with amounts in dispute of RMB278.6 million, where we or our trust company partners sue borrowers of delinquent loans” to update the data of legal proceedings to March 31, 2018.

The Company respectfully advises the Staff that the amounts in dispute of RMB278.6 million refer to the overdue principal amount of the loans that are currently subject to legal disputes. As of March 31, 2018, all of these loan principals, with which the amount of the allowance associated is RMB65.8 million, had not been charged off and had been included in loans principal, interest and financing service fee receivables on the balance sheet.

As of March 31, 2018, the outstanding balances of the loan disaggregate into the current, 1-30 days past due, 31-89 days past due, 90-180 days past due and over 180 days past due was RMB2.4 million, RMB1.2 million, RMB230.3 million, RMB23.2 million and RMB21.5 million, respectively, all of which are included in Note 6(b) Loan delinquency and non-accrual details to the consolidated financial statements as of and for the two years ended December 31, 2017. The amounts in dispute were covered with the allowance for credit losses, which was RMB0.02 million, RMB0.3 million, RMB50.1 million, RMB6.5 million and RMB8.9 million, respectively.

Use of proceeds, page 54

15.	Revise to disclose the amounts that will be contributed as capital and to what entities and the amounts that will be loaned and to what entities. Also, briefly describe the loan terms.

The Company respectfully advises the Staff that the current disclosure follows market practice and it does not currently have any specific plans of loans or capital contributions to its PRC subsidiaries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 66

16.	Please revise to disaggregate the loan data into major categories at recorded investment amounts as of each reported period (e.g. trust/direct lending, ticket size, first/second lien, city tier, the type of borrowers’ industries, etc.) and provide discussions of concentrations and trends, if any. Revise to provide corresponding revisions throughout the filing. Refer to ASC 310-10-50-3.

The Company has revised the disclosure on page 17 and from pages 114 to 116 of the Revised Draft Registration Statement to include disaggregated loan data into trust/direct lending, ticket size, first/second lien, tenor and city tier, which also illustrate the relevant concentrations. The Company respectfully advises the Staff that there is no significant concentration in the type of borrower’s industries as discussed in its answer to Question 17.

9	May 21, 2018

The Company does not believe that there is any significant trend in the loan data based on these metrics, except that the average loan tenor has increased since 2016 with the introduction of eight-year loan products.

Loan Performance Data, page 68

17.	Please revise your disclosures to discuss trends by the types of borrowers’ industries and by loan size. In this regard, we note the loan information by ticket size starting on page 102. We also refer to the disclosure on page F-26 that states you set limits to acceptable risks for different industries.

The Company respectfully advises the Staff that it has not seen a general trend in terms of risk profile linked to borrowers’ industries, especially given the nature of MSEs who are small in size and operate across diversified industries. Instead of industry specific risks, borrowers face risks relating to general economic cycles. Because all of the loans the Company facilitate are secured by real properties, it focuses on borrowers’ cash flow and collateral value. The Company believes that these metrics reflect the loans’ risk profile more accurately. Similarly, loan size generally reflects collateral value and commercial needs of the borrowers and thus is not directly relevant to different risk profiles.

The Company further respectfully advises the Staff that there has not been any significant change in the trend of asset quality based on borrowers’ industries or loan size in 2016, 2017 and for the three months ended March 31, 2018. The Company has deleted the language on limits to acceptable risks for different industries on page F-26 of the Revised Draft Registration Statement.

18.	Please revise your disclosure to discuss the underlying trends and/or reasons that contributed to the changes in the loan metrics from 2016 to 2017.

The Company has revised the disclosure on pages 74 and 75 of the Revised Draft Registration Statement to discuss the underlying trends and/or reasons contributing to the changes in the loan metrics from 2016.

19.	We note you calculated the loan performance data based on loan principals and origination. Please revise to calculate the loan performance based on total loans and recorded amounts as of each reported period. Provide corresponding changes to the relevant disclosures throughout the filing.

The Company has revised the disclosure on pages 73 and 74 of the Revised Draft Registration Statement accordingly and has provided corresponding revisions throughout the filing.

10	May 21, 2018

Selected Income Statement Items

Total operating income, page 69

20.	We note your disclosure regarding the service fee charged to trust plans in the last paragraph. Please revise to expand your summary of significant accounting policies footnote to include your policy regarding service fee charged to trust plans.

The Company respectfully advises the Staff that service fees charged to trust plans is an inter-company income, which is eliminated during consolidation. Therefore, the related accounting policy would not be included in the summary of significant accounting policy footnote of the Company’s consolidated financial statements.

The Company respectfully directs the Staff’s attention to the last paragraph of page 71 of the Revised Draft Registration Statement (“[t]herefore, the service fee charged to trust plans is considered inter-company transaction and is eliminated together with service expenses of trust plans for accounting purposes”).

Interest expense, page 70

21.	You disclosed that Fanhua Inc., a related party, granted you loans bearing an interest rate of 7.3% and you considered these loans to be priced at arm’s- length. Your disclosure on page F-30 however, indicates that your short-term borrowings typically carry an annual interest rate range of 9.7% to 18%. Please tell us why you believe that the loans obtained from Fanhua Inc. were priced on an arm’s-length basis.

The Company respectfully advises the Staff that the difference in interest rate is primarily due to the difference in terms and purposes of the loans. Loans granted by Fanhua Inc. were revolving loans for short-term operating cash needs, while the other short-term borrowings included in the financial report are typically for fixed terms and for funding the underlying loan products the Company facilitates. The Company and Fanhua Inc. and its subsidiaries looked to the interest rate of comparable bank loans as a reference when determining the interest rate of loans granted by Fanhua Inc. and its subsidiaries. Based on the foregoing, the Company believes the loans obtained from Fanhua Inc. were priced on an arm’s length basis. The Company further notes that the loans granted by Fanhua Inc. were fully repaid in 2017.

Critical Accounting Policies, Judgments and Estimates

Charge-off policies, page 76

22.	Please tell us how you account for instances when a settlement is reached for an amount that is in excess of the outstanding balance. In this regard we note from page 98 that in 2016 and 2017 you recovered loan principal, interest and penalties which equaled to 106.3% of the outstanding principal of delinquent loans.

The Company respectfully notes that as disclosed on pages 82 and F-16 of the Revised Draft Registration Statement, if the loan is non-accrual, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received.

11	May 21, 2018

23.	Please disclose the typical length of your collection efforts and how the foreclosure process works. Tell us the factors you consider in determining that loans in excess of 90 days past due are still collectable.

The Company respectfully directs the Staff’s attention to “Business –Risk Management—Effective post-loan management procedures—Debt collection” on pages 127 and 128 of the Revised Registration Statement. The Company respectfully advises the Staff that the average disposal period of the collateral is 110 days since overdue for 565 loans which became delinquent during the period beginning January 1, 2016 to March 31, 2018 for which the Company executed quick disposal plans or foreclosure. Foreclosure is generally done through negotiated sales or auctions following judicial proceedings or arbitrations.

The Company further respectfully advises the Staff that it generally considers the home equity loans in excess of 90 days that are validly secured by real estate collateral to be recoverable based on the value of such collateral, unless all collection efforts are exhausted. The Company respectfully directs the Staff’s attention to its charge-off policies set forth on page 82 of the Revised Draft Registration Statement.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Interest and fees income, page 80

24.	We note the weighted average effective interest rate of your loans declined from 26.0% in 2016 to 23.7% in 2017 and you attributed this decrease to the introduction loan products with a term of eight years which typically have a lower effective interest rate. Please revise your disclosures to discuss in greater details how the terms of your loan products impact on the interest you receive on your loans.

The Company respectfully advises the Staff that the decrease in the weighted average effective interest rate is a result of the introduction of eight-year loans and elimination of the financing service fees it charged to the borrowers due to recent regulatory changes.

As the total interest income for long-term loans is generally higher than short-term loans, the Company offers lower interest rates on long-term loans to incentivize borrowers to enter into long-term contracts, which is the case for the eight-year loans.

The decline of the weighted average effective interest rate was also attributable to the fact that the Company ceased charging the financing service fees to the borrowers, which was included in the calculation of the weighted average effective interest rate. The Company has revised the disclosure on page 89 of the Revised Draft Registration Statement accordingly.

Interest expense, page 81

25.	Please revise to provide a more detailed discussion including the change in the composition of borrowings and the related interest rates. Discuss any relevant trends.

The Company has revised the disclosure on page 90 of the Revised Draft Registration Statement accordingly. The Company respectfully advises the Staff that there was an increase in long-term borrowings in its borrowing composition, which generally have higher interest rates.

12	May 21, 2018

Non-interest revenue, page 81

26.	We note your disclosure that you disposed of two subsidiaries engaging in asset management services. Please revise your disclosure to clarify the disposal took place in 2017 and discuss how the disposal affected your non-interest revenue.

The Company has revised the disclosure on page 90 of the Revised Draft Registration Statement to clarify that the disposal took place in 2017. The Company respectfully advises the Staff that:

(1)	At the disposal dates, net gains on disposal of two subsidiaries engaging in the asset management business amounted to RMB3.6 million, which was recognized in “other revenue” under “non-interest revenue” and does not affect the amount of “realized gain/(losses) on sales of investments, net” under “non-interest revenue.” The Company has revised the disclosure on page 90 of the Revised Draft Registration Statement to clarify.

(2)	The two subsidiaries engaging in the asset management business recognize “realized gains or losses on sales of investments” upon sale of the asset management products in their portfolios under management. The scale of the asset management business has been decreasing since 2016 as their portfolio under management has decreased. In 2016, the two subsidiaries recognized net realized gains on sales of investments of RMB66.9 million. In 2017, net realized gains/(losses) on sales of investments include net realized gains of RMB7.9 million on sales of wealth management products, which were not managed by the two subsidiaries, and net realized losses of RMB19.4 million on sales of asset management products, which were managed by the two subsidiaries. Overall, net realized gains/(losses) from sales of investments decreased from RMB66.9 million in 2016 to a loss of RMB11.5 million (US$1.8 million) in 2017.

Recent Accounting Pronouncements, page 87

27.	We note that you are currently evaluating the effects that adoption of ASU 2016-02 will have on regulatory capital. Please tell us what regulatory capital requirements your disclosure refers to.

The Company respectfully advises the Staff that regulatory capital refers to the Company’s statutory reserves according to the regulatory requirement prescribed by the Ministry of Finance of the People’s Republic of China, under which the Company is required to set aside not less than 1.5% of the ending balance of its gross risk-bearing assets by transferring this amount from the retained earnings into a non-distributable statutory reserves. The Company has disclosed this requirement in Note 16 - Retained earnings to the consolidated financial statements as of and for the two years ended December 31, 2017 on page F-38 of the Revised Draft Registration Statement and revised the description from “regulatory capital” to “statutory reserves” for consistency.

13	May 21, 2018

Business

Overview, page 93

28.	Please revise your disclosures to discuss in details the terms of your repurchase arrangements for both trust and direct lending. In addition, tell us how you account for the repurchase agreements. Finally, please revise to disclose your accounting policies for all your repurchase arrangements in the summary of significant accounting policies footnote.

The Company has revised the disclosure on page 122 of the Revised Draft Registration Statement to discuss the terms of the repurchase arrangements and have provided corresponding revisions throughout the filing.

The Company has also revised disclosure required under ASC 860-10-50 and 860-30-50. The Company respectfully directs the Staff’s attention to the disclosure on accounting policies of repurchase agreement in Note 2 - Summary of significant accounting policies to the consolidated financial statements as of and for the two years ended December 31, 2017 starting on page F-20 of the Revised Draft Registration Statement.

29.	We note that no payments will be made to subordinated units until senior units are fully paid. Please revise your disclosures to state how it is determined that the senior units are fully paid (e.g. over the life of the trust or during the fiscal year). Please tell us how this impacts the accounting for your trust funding.

The Company has revised the disclosure on page 105 of the Revised Draft Registration Statement to specify payment schedule to the senior units and has provided corresponding revisions throughout the filing. The Company respectfully advises the Staff that its trust company partners issue multiple trust products ranging from one to three years under their long-term trust plans typically of 30 years. Payments to senior units under each trust product consist of (i) an expected investment return; and (ii) the principal amount invested. Senior unit holders’ investment return is usually paid quarterly while the principal amount is repaid on the maturity date as specified in each trust agreement applicable to the relevant trust product. At each quarter, the subordinated unit holders are also entitled to the residual quarterly investment return after payment of investment return to senior unit holders and certain fees to trust company partners and third-party service providers. Upon maturity, the subordinated unit holders are entitled to the residual value from the trust plans after payments of principal investment amount to senior unit holders, certain fees to trust company partners and third-party service providers. When the ratio of unit split is below the contractual structural leverage ratio provided by the collaboration agreements between the Company and its trust company partner, the Company may, with the consent of trustee, withdraw its investment in the subordinated units.

The Company respectfully advises the Staff that senior units are accounted for as interest-bearing borrowings – principal payable to investors of consolidated VIEs in its consolidated financial statements. When the senior units are fully repaid, the interest-bearing borrowings – principal payable to investors of consolidated VIEs in the consolidated financial statements would be settled accordingly.

14	May 21, 2018

Proven business model tailored to the financing needs of China’s MSE owners, page 96

30.	We note your disclosure that, in addition to the trust companies you work with, you are also in discussion with other trust companies, commercial banks and internet companies to deepen your penetration in the home equity loan industry. Please briefly describe the nature and status of such discussions. Also please clarify the extent to which you have “started collaborating with various channel partners to acquire new borrowers,” as you state on page 101. If you have entered into any written agreements, please summarize the material terms thereof. If applicable, please file such agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it is in discussion with other trust companies, commercial banks and internet companies to diversify its funding sources and broaden customer reach. It has entered into agreements with certain channel partners including commercial bank and internet companies in relation to borrower acquisition, the material terms of which are disclosed under “Business—Sales and Marketing.” Except for the foregoing, it has not reached any other written agreements with trust companies, commercial banks or internet companies.

The Company has revised the disclosure on page 113 of the Revised Draft Registration Statement to add a cross-reference to “Business—Sales and Marketing.” The Company respectfully advises the Staff that as such agreements ordinarily accompany the kind of business conducted by the Company and the number of customers acquired through such channel partner is insignificant, it does not plan to file such agreements as exhibits to the Revised Draft Registration Statement pursuant to Item 601(b)(10)(ii) of Regulation S-K.

“Borrower and Collateral” dual-factor risk assessment . . . , page 97

31.	Please supplement your disclosure with a brief discussion, with quantification, as applicable, of any minimum criteria that a potential borrower must reach in order to qualify for a loan.

The Company has revised the disclosure on page 109 of the Revised Draft Registration Statement to add a cross-reference to “—Risk Management—Dual-factor risk assessment with integrated online and offline process.” The Company has further revised the disclosure on page 126 of the Revised Draft Registration Statement to add minimum criteria that a potential borrower must meet to be recommended to the trust company partners. The Company respectfully advises the Staff that its trust company partners are ultimately responsible for determining which borrower qualifies for a loan.

15	May 21, 2018

Effective post-loan management procedures, page 98

32.	If the term “quick disposal plan” is a term of art, please include a brief description of the meaning of this term.

The Company has revised the disclosure on page 8 of the Revised Draft Registration Statement to include a definition of “quick disposal plans”. The Company respectfully advises the Staff that “quick disposal plan” refers to the mechanisms that the Company utilizes to quickly dispose of delinquent loans or collateral to recover potential losses, including selling the delinquent loans to third parties or disposal of collateral without going through judicial proceedings. Historically, the Company was able to help its trust company partners enforce their rights to the collateral through a power of attorney that was signed by the borrower and notarized by a notary public before loan disbursement. This allowed the trust company partners to quickly dispose of the collateral without having to involve the borrower. Due to recent regulatory changes, the Company has ceased this practice.

Experienced management team supported by dedicated workforce, page 98

33.	We note your disclosure that you have established certain “employee incentive mechanisms” to motivate your employees. Please revise to briefly describe such incentive mechanisms.

The Company has revised the disclosure on page 110 of the Revised Draft Registration Statement to describe employee incentive mechanisms.

Enhance technology and data analytic capabilities, page 99

34.	We note your disclosure that you “will . . . invest in data analytics and other new technologies to enhance risk management and credit risk assessment . . . .” If material, please provide an estimate of the dollar amount you plan to invest in such technologies.

The Company respectfully advises the Staff that it plans to invest approximately RMB60.0 million in data analytics, other new technologies and hardware in 2018. The Company does not consider such amount to be material.

Our Products, page 101

35.	Please clarify the “limited circumstances” under which the home equity loans you facilitate are secured by loan guarantors and disclose the amount, if material.

The Company has revised the disclosure on page 116 of the Revised Draft Registration Statement to clarify circumstances under which loans are secured by collateral owned by guarantors. The Company respectfully advises the Staff that the loans secured by collateral owned by guarantors are subject to approval by the trust company partners and are thus limited. The guarantors are usually family members of the borrowers and the amount of such loans is immaterial to the Company.

36.	Please revise your disclosures to discuss the impact that FOTIC’s option to demand repayment of outstanding loans have or will have on your operations.

The Company has revised the disclosure on page 116 of the Revised Draft Registration Statement to discuss the impact of FOTIC’s option to demand repayment before the maturity of the underlying trust funding.

16	May 21, 2018

37.	Please tell us and revise to disclose the impact of the following factors would have on the terms of the loan (e.g. interest rates, loan amounts, etc.):

•	Borrower’s industry;

•	City tier;

•	LTV of the collateral;

•	Type of the collateral; and

•	Whether the loan attaches a first lien or a second lien.

The Company has revised the disclosure on page 114 of the Revised Draft Registration Statement accordingly. The Company respectfully advises the Staff that the terms of the loans are usually determined by the creditworthiness of the borrower, value of the collateral and its LTV ratio. The impact of the aforementioned factors are as follows:

•	Borrower’s industry: given the nature of the MSEs which are generally of different sizes and stages, the Company does not believe that the borrowers’ industry has a material impact on their risk profile. Thus, the borrower’s industry does not impact the terms of the loan.

•	City tier: location of the collateral affects its value and thus the amount of the loan but generally does not affect the other terms of the loan.

•	LTV of the collateral: LTV of the collateral affects the amount of the loan but generally does not affect the other terms of the loan.

•	Type of the collateral: type of the collateral affects its value and maximum LTV thus the amount of the loan but generally does not affect the other terms of the loan.

•	Whether the loan attaches a first lien or a second lien: whether the loan is secured by a first or second lien will affect the amount of the loan, which is based on the value of collation multiplied by approved LTV, minus the amount secured by first lien interests. It does not affect the other terms of the loan.

Our Funding Model, page 104

38.	Based on your disclosure on page F-30, we note you have borrowings from investors of loans placed at internet funding platforms. Please revise to disclose the details of the internet funding platforms in the discussion of your funding model.

The Company has revised the disclosure on page 122 of the Revised Draft Registration Statement to add disclosure of the internet funding platforms and a cross-reference to the relevant risk factor. The Company respectfully advises the Staff that transfer of rights to earnings on local financial exchanges to internet platforms is being phased out and accounted for only 0.33% of all of its funding sources as of March 31, 2018.

17	May 21, 2018

Terms of the Trust Plans, page 105

39.	We note you disclose that the trust plans have terms of one to three years. We further note your disclosure on page 103 that you have loans in excess of three years, with the majority of loans originated in 2017 having a term of 60 months, or 5 years. Please tell us how loans are made in excess of the terms of the trusts.

The Company respectfully directs the Staff’s attention to its answer to Question 11 and the section entitled “Business—Our Funding Model—Matching of Terms of Funding Sources and Loans” for details of fund matching.

40.	Please tell us whether the trusts have rolling subscriptions. Also, tell us if you make loans over the term of the trust products or if the subscriptions and funding dates are fixed.

The Company understands rolling subscriptions to be subscriptions that automatically renew and respectfully advises the Staff that the trusts do not have rolling subscriptions. The Company confirms that it does facilitate loans over the term of the trust products. The Company respectfully directs the Staff’s attention to its answer to Question 11 and the section titled “Business—Our Funding Model—Matching of Terms of Funding Sources and Loans” for details of fund matching. The Company further respectfully advises the Staff that loans are made when the commercial need arises. Although the Company endeavors to match the subscription date of the underlying funding trust products and funding date of the loans, such dates do not always occur simultaneously. Subscriptions to the trust products start on the date provided in the trust agreements. Similarly, funding of the loans occurs on the date as provided in the loan agreements.

41.	Please quantify:

•	the rate(s) of return typically “pre-agreed” to be paid by your trust plans to senior unit holders;

•	the “certain fee payments” typically paid by your trust plans to third-party service providers; and

•	the service fee payments to you as service provider in 2016 and 2017.

The Company has revised page 120 of the Revised Draft Registration Statement to include the following:

•	The Company has revised the disclosure from “pre-agreed” return to “expected” return. The Company does not have knowledge of the rates of return expected to be paid by the Company’s trust plans to senior unit holders, as that rate is determined by the trust company partners. However, the Company’s financing costs for the senior units, excluding the trust administrative fees, typically range from 9.75% to 12.4% per annum of the issuance amount of senior units. The Company’s financing costs for the senior units include the expected rate of return paid to the senior unit holders.

•	The “certain fee payments” paid by your trust plans to third-party service providers are mostly depositary fees paid to the banks, which was RMB2.9 million, RMB8.6 million and RMB 2.8 million in 2016, 2017 and the three months ended March 31, 2018, respectively.

18	May 21, 2018

•	The Company receives a performance-based service fee of up to 8% per annum of the size of the trust plan; fee payments to the Company as service provider in 2016, 2017 and for the three months ended March 31, 2018 was RMB 331.8 million, RMB555.9 million and RMB234.3 million, respectively.

Credit Strengthening Services, page 106

42.	Please tell us how you accounted for the credit enhancement arrangements and the top-up arrangements, and revise to disclose the related accounting policies in the summary of significant accounting policies footnote.

The Company respectfully advises the Staff that, on a standalone basis, the credit enhancement arrangements would have been accounted for as provision for contingent liabilities and all of the subordinated units subject to its credit strengthening arrangements would have been accounted for as cost-method investments. As a result of its credit strengthening, the Company believes that it is appropriate to consolidate VIEs in the Variable Interest Entities Section of Note 1 - Description of business, organization, and basis of presentation to the consolidated financial statements as of and for the two years ended December 31, 2017 starting on page F-11 of the Revised Draft Registration Statement. The provision for contingent liabilities and the subordinated units which would have been accounted for as cost-method investments on a standalone basis is eliminated during the consolidation. After consolidation and elimination, the Company consolidates the underlying loans and recognizes the senior units as interest-bearing borrowings in its consolidated financial statements.

43.	Please tell us how you will account for the 2018 FOTIC Funding Arrangements.

The Company respectfully advises the Staff that the 2018 FOTIC Funding Arrangements would only affect the financials of the Company on a standalone basis and does not affect the Company’s consolidated financial statements.

Under the 2018 FOTIC Funding Arrangements, the Company no longer provides credit enhancement services for future loans, which requires the Company to pay outstanding principal and interests to trust plans upon borrowers’ default. On a standalone basis, the Company ceased providing credit enhancement services and thus provision for contingent liabilities in relation to the credit enhancement arrangements is no longer required. On the other hand, the Company still provides credit strengthening services for senior units under the 2018 FOTIC Funding Arrangements. The Company holds the subordinated units of the trust funds, thereby having obligations to absorb losses that could potentially be significant. The Company’s subsidiaries accounted for the subordinated units of the trust funds as cost method investments, which would be eliminated in the consolidation. During the consolidation, factors to be considered include: whether the Company has power to direct the activities that most significantly impact the economic performance of the trust plans; whether the Company has obligation to absorb significant losses that could potentially be significant to the trust plans; or whether the Company has rights to receive benefits that could potentially be significant to the trust plans. The Company is the service provider to the trust plans and manages the loans for the FOTIC trust plans, recommending qualified loan applications to FOTIC, hence it has the power to direct the activities that most significantly impact their economic performance. In short, the 2018 FOTIC Funding Arrangements do not affect the Company’s consolidated financial statements because of the consolidation.

19	May 21, 2018

The Company further respectfully advises the Staff that the FOTIC trust plans are still accounted for as consolidated VIEs under the 2018 FOTIC Funding Arrangements. The disclosure of the consolidation of the FOTIC trust plans and trust plans set up in collaboration with the other trust companies under the new funding arrangements implemented in 2018 can be found under the Variable Interest Entities Section of Note1 - Basis of presentation to the unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2017 and 2018 starting on page F-55 of the Revised Draft Registration Statement.

Funding Sources, page 107

44.	Please clarify whether you and your trust company partners do business exclusively in China. In particular, please clarify whether your direct lending business or trust company partners’ platforms facilitate investments by investors located outside China and, if so, whether they would facilitate investments from investors located in the United States.

The Company confirms that it does business exclusively in China. Its trust company partners may engage in overseas wealth management business with the approval of China Banking Insurance Regulatory Commission. The Company has no knowledge or control over whether its trust company partners engage in business outside China.

The Company respectfully advises the Staff that the Company’s direct lending business may only operate within the regions permitted by regulatory authorities under each license. The three small loan subsidiaries in Beijing, Chongqing and Shenzhen may conduct direct lending businesses within Beijing, Chongqing and nationwide, respectively. As such, the Company may not conduct direct lending businesses outside China and dose not facilitate investments by investors outside China. Furthermore, the Company did not transfer its right to earnings in subordinated units or loan receivables to foreign investors.

The Company further respectfully advises the Staff that foreign individuals may invest in the trust plans established by trust companies in China provided that certain qualifications are met. The Company has no knowledge nor control over whether foreign investors invest in the senior units of the trust plans that were set up under the collaboration agreements with the trust company partners. The Company respectfully advises the Staff that its trust company partners are solely responsible for acquiring the senior unit investors and the Company does not perform the vetting process.

20	May 21, 2018

45.	We note your disclosure that each trust plan set up by your trust company partners imposes a predetermined ratio between senior units and subordinated units and that you may be required to contribute additional funding in the event that such ratio drops below the contractual ratio. Please disclose the contractual ratio and actual ratio as of December 31, 2017 for each trust plan, as referenced in the table on page 107.

The Company has revised the disclosure on page 121 of the Revised Draft Registration Statement to add disclosure of contractual and actual structural leverage ratio of trust plans as of March 31, 2018. In response to the Staff’s comment, the Company supplementally encloses as Annex B hereto the contractual and actual structural leverage ratio as of December 31, 2017 for each trust plan.

46.	We note your disclosure that you may be required to contribute additional funding at the request of trustee if the predetermined ratio drops below the contractual ratio. Revise your disclosures to state:

•	if this has this occurred in the past;

•	the frequency of such additional funding;

•	your accounting for these contributions;

•	whether you are contractually obligated to provide additional funding upon the request of the trustee; and

•	whether there are any exceptions or reliefs available to you with regards to the additional funding obligation.

The Company has revised the disclosure on page 121 of the Revised Draft Registration Statement to include the information requested, except for the third point. For the Company’s accounting for these contributions, the Company respectfully advises the Staff that:

(1)	The additional contributions to the trust plans are made by one of the subsidiaries of the Company, which is the subordinated unit holder of the trust plans. The additional contributions are accounted for as available-for-sale investments by such subsidiary;

(2)	The additional contributions to the trust plans are accounted for as shareholder’s equity by the trust plans;

(3)	The trust plans are consolidated by the Company as disclosed in the Consolidated VIEs Section of Note 1 - Description of business, organization, and basis of presentation to the consolidated financial statements as of and for the two years ended December 31, 2017 starting on page F-11 of the Revised Draft Registration Statement; and

(4)	The additional contributions to the trust plans are hence inter-company balances, which would be eliminated during the consolidation.

21	May 21, 2018

Dual factor risk assessment with integrated online and offline process, page 110

47.	Please revise to discuss whether the verification procedures performed by your local office staff has shown significant instances of invalid information provided by potential borrowers and the procedures the company takes once it identifies instances of invalid information.

The Company has revised the disclosure on page 127 of the Revised Draft Registration Statement accordingly. The Company respectfully advises the Staff that instances of invalid information have been rare, and the Company will not recommend potential borrowers to its trust company partners if such potential borrowers have provided invalid information.

Management

Compensation of Directors and Executive Officers, page 136

48.	Please disclose the total amount set aside or accrued by you to provide pension, retirement or other similar benefits for your executive officers and directors during the most recently completed fiscal year. Refer to Item 6.B.2 of Form 20-F.

The Company has revised the disclosure on page 152 of the Revised Draft Registration Statement accordingly.

Principal Shareholders, page 139

49.	For each director and executive officer, if applicable, please disclose the exercise price and expiration date of outstanding options. Refer to Item 6.E of Form 20-F.

The Company has revised disclosure on page 154 of the Revised Draft Registration Statement to add the exercise price and expiration date of the options granted to its directors and executive officers.

50.	To the extent that any portion of each class of securities is held in the U.S., please provide the disclosure required by Item 7.A.2 of Form 20-F. In this regard, we note your disclosure on page 60 (fourth paragraph) stating that a “majority of [y]our directors and officers are . . . residents of jurisdictions other than the United States . . . ,” suggesting that at least some of your shareholders may reside in the U.S.

The Company confirms that there are no securities held in the U.S. The Company respectfully advises the Staff that Mr. Paul Wolansky is the only director that resides in the U.S. Mr. Paul Wolansky and Mr. S. Donald Sussman are deemed as the beneficial owners of our shares held by Cathay Auto Services Limited and Cathay Capital Holdings II, L.P. because they may be deemed to have the power to direct voting and disposition of such shares. The Company respectfully directs the Staff’s attention to footnote (3) on page 155 of the Revised Draft Registration Statement.

22	May 21, 2018

Related Party Transactions, page 142

51.	We note your disclosure that in 2017, Fanhua Inc. and its subsidiaries as lenders granted loans to you at an interest rate of 7.3% per annum. Please revise to disclose the largest amount outstanding during the period covered on such loans. Refer to Item 7.B of Form 20-F.

The Company has revised the disclosure on page 158 of the Revised Draft Registration Statement accordingly.

52.	We note your disclosure that in 2017, Mr. Bin Zhai, your Chairman and Chief Executive Officer, entered into a loan agreement as the borrower with you as the lender, in the amount of RMB5,000,000. Please revise to disclose the interest rate on the loan. Refer to Item 7.B of Form 20-F.

The Company has revised the disclosure on page 158 of the Revised Draft Registration Statement accordingly.

Consolidated Balance Sheets, page F-3

53.	Please revise to comply with Rule 4-08(m) of Regulation S-X or advise.

The Company respectfully advises the Staff that as the assets relating to rights to earnings in loans principal, interest and financing service fee receivables and rights to earnings to subordinated units sold under agreements to repurchase exceeds 10% of total assets, the Company disclosed a separate line item in the consolidated balance sheets titled “borrowings under agreements to repurchase” under “Interest- bearing borrowings”, and added the related disclosures in Note 12 - Interest-bearing borrowings to the consolidated financial statements as of and for the two years ended December 31, 2017 on page F-34 of the Revised Draft Registration Statement.

Consolidated Statements of Comprehensive Income, page F-4

54.	Please revise to present the provision for credit losses after net interest and fee income and subsequently arriving at net interest and fee income after the provision for credit losses.

The Company has revised page F-4 of the Revised Draft Registration Statement accordingly.

55.	Please revise to disaggregate the impairment of goodwill from other expenses and present this amount as a separate financial statement line item (refer to ASC 350-20-45-2). In addition, revise your description within your consolidated statements of cash flows on page F-6 to identify this amount as an impairment of goodwill (i.e. the amount should not be characterized as “provision”).

The Company respectfully advises the Staff that impairment of goodwill has been revised to be presented separately. The relevant description in cash flow has been revised from Provision of goodwill to Impairment of goodwill.

23	May 21, 2018

Consolidated Statements of Cash Flows, page F-6

56.	Please tell us how (or where) you presented the gain and the proceeds from the sales related to the disposals of the subsidiaries.

The Company respectfully advises the Staff that the Company received a total consideration of RMB284,550,000, of which RMB68,250,000 was settled in cash and the remaining RMB216,300,000 was recorded as receivables. The Company also recognized a total gain of RMB6,060,758 related to the sale, which was reflected in consolidated statements of cash flows on page F-6 (i.e. Net gain of disposal of subsidiaries was RMB6,060,758). Cash consideration received (RMB68,250,000) minus the carrying amount of cash and cash equivalents of the subsidiaries disposed (RMB10,532,048) was the amount reflected within consolidated statements of cash flows on page F-6 (i.e. Proceeds from disposal of subsidiaries was RMB57,717,952).

The Company disclosed the transactions under Note 3 - Disposal of subsidiaries to the consolidated financial statements as of and for the two years ended December 31, 2017 on page F-24 of the Revised Draft Registration Statement and Note 20 Other revenues, net (Item disclosed as Net gain on disposal of subsidiaries) to the consolidated financial statements as of and for the two years ended December 31, 2017 on page F-40 of the Revised Draft Registration Statement. In addition, the settled amount from these receivables in the first quarter of fiscal year 2018 was presented within investing cash inflows of condensed consolidated financial statements.

57.	Please tell us where the gains and losses realized on the sale of investments (as disclosed in Note 18) are reflected in this financial statement.

The Company respectfully advises the Staff that sale of investments are either settled in cash or settled by offsetting the related receivables and payables with counterparties. The cash influences of the gains and losses realized on the sale of investments is reflected under the item “Proceeds from investments” in 2016 and “Proceeds from disposal of available-for-sale investments” in 2017, respectively, on page F-6 of the Revised Draft Registration Statement. The Company has also revised to combine the items “Proceeds from investments” and “Proceeds from disposal of available-for-sale investments” into “Proceeds from sales of available-for-sale investments” on page F-6.

58.	Please tell us how you considered ASC 230-10-45-11 to 45-13 in regards to the classification of your loans.

The Company respectfully advises the Staff that within the first confidential submission of the Draft Registration Statement, it included the audited consolidated financial statements of Sincere Fame International Limited (“Sincere Fame”) and its subsidiaries as of and for the years ended December 31, 2017 and December 31, 2016. The Company further respectfully advises the Staff that it went through certain corporate restructuring subsequent to December 31, 2017 and CNFinance Holdings Limited became our holding company through share exchanges with the shareholders of Sincere Fame as a result of such corporate restructuring. Within the second confidential submission of the Revised Draft Registration Statements, it is now including the audited consolidated financial statements of CNFinance Holdings Limited as of and for the years ended December 31, 2017 and December 31, 2016.

The Company respectfully advises the Staff that Sincere Fame previously classified the cash flow of loans originated, net of principal collected as cash flow used in operating activities under the caption titled “Loans principal, interest and financing service fee receivables” in the Sincere Fame’s consolidated statements of cash flows for the years ended December 31, 2017 and December 31, 2016. The Company has classified the cash flow of loans originated, net of principal collected in the cash flow used in investing activities in the cash flow statements in accordance with to ASC 230-10-45-11 to 45-13. In the consolidated financial statements of CNFinance Holdings Limited included in the Company’s second confidential filing, loans originated, net of principal collected, are classified as an investing activity. In the Note 1 Basis of preparation to the audited consolidated financial statements to the F-1, the Company added a paragraph to discuss the classification of the loans originated, net of principal collected in the consolidated statements of cash flow.

Note 2. Summary of Significant Accounting Policies

Non-accrual policies, page F-15

59.	Please expand to disclose your policy for recording payments received on nonaccrual loans. Refer to ASC 310-10-50-6b.

The Company has revised the note “non-accrual policies” with the reference to ASC 310-10-50-6B, “The policy for recording payments received on nonaccrual financing receivables, if applicable”.

The Company elaborated the non-accrual accounting policy description from “Interest accrual ceases for loans when payments are 90 days contractually past” to “Loan principal and financing service fee receivables are placed on non-accrual status when payments are 90 days contractually past. When a loan principal and financing service fee receivable is placed on non-accrual status, financing service fees accrual ceases. If the loan is non-accrual, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received.”

24	May 21, 2018

Note 3. Disposal of Subsidiaries, page F-23

60.	Please provide us with your ASC 205-20 analysis in regard to the disposals including whether they meet the definition of a discontinued operation under ASC 205-20-45.

The Company respectfully advises the Staff that the disposal of the subsidiaries do not meet the definition of a discontinued operation because the disposal does not (i) represent a strategic shift or (ii) have a major effect on the operations and financial results of the Company:

•	The disposal does not represent a strategic shift because the Company is primarily engaged in the business of micro credit loan services of which revenue is accounted for more than 90% of the gross revenue in 2017. The Company disposed of six fully-owned subsidiaries, none of which operates in its core business. Among the six disposed subsidiaries, four of them operates in the asset management business, one of them operates in the labor outsourcing business and the other one operates a Peer-to-Peer lending platform.

•	The disposal does not have a major effect on the operations and financial results of the Company because: The total assets of the business being disposed in aggregate accounted for 2% of the total assets of the Company as of the disposal dates. The gross revenue of the business being disposed in aggregate accounted for 2% of the gross revenue of the Company for the year ended December 31, 2017.

The Company supplementally encloses as Annex C hereto detailed analysis of the above.

Note 6. Loans Principal, Interest and Financing Service Fee Receivables, page F-24

61.	We note that you refer to “impairments” in your table provided at the bottom of this page. Please revise your description to identity the amounts as “allowance for loan losses” or something similar.

The Company has revised pages F-26 to F-27 of the Revised Draft Registration Statement accordingly.

25	May 21, 2018

(a) Movement of impairment losses, page F-25

62.	Please tell us why your recoveries reduce the allowance for loan losses. In addition, tell us why your recoveries greatly exceeded your charge-offs. Revise your tables if necessary.

The Company respectfully advises the Staff that this line item reports portions of allowances for loans that are reversed due to improvement of credits. The Company will revise its wording to “reversals.”

The Company added a paragraph under the table of Note 6(a) - Allowance for credit losses to the consolidated financial statements as of and for the two years ended December 31, 2017 on page F-27 of the Revised Draft Registration Statement as “The allowance for loan losses was determined by comparing the beginning and ending balance of allowance for loan losses. If the ending balance of the allowance of loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “charge for the year” in the allowance for loan loss. The netting amount of “reversal” and “charge for the year” is presented in the consolidated statements of income and comprehensive income.”

63.	Please revise to disclose the information required under ASC 310-10-50-11B(h). Also, refer to ASC 310-10-50-11C.

The Company has added a row into the table in Note 6(a) Allowance for credit losses to the consolidated financial statements as of and for the two years ended December 31, 2017 on page F-27 of the Revised Draft Registration Statement to disclose the recorded investment in financing receivables at the end of each period related to each balance in the allowance for credit losses, disaggregated on the basis of the entity’s impairment methodology according to ASC 310-10-50- 11B(h). The Company has further added a table in Note 6(c) - Non-accrual loans to the consolidated financial statements as of and for the two years ended December 31, 2017 on page F-28 of the Revised Draft Registration Statement to present the recorded investment and related allowance of non-accrual loans with reference to ASC 310-10-50-11C.

(b) Loan Delinquency and Non-Accrual Details, page F-26

64.	Please revise to disclose the recorded investment balances with regards to loan delinquency and non-accrual information. In addition, please revise to disclose whether there are any loans that are past due 90 days or more and still accruing. Refer to ASC 310-10-50-7 and 50-7A.

The Company has revised the framework of the table of Note 6(b) - Loan delinquency and non-accrual details to the consolidated financial statements as of and for the two years ended December 31, 2017 on page F-28 of the Revised Draft Registration Statement to clarify the amount of the recorded investment in financing receivables past due 90 days or more and still accruing, according to ASC 310-10-50-7A.

65.	Revise your table to provide more granularity into your delinquency and past due accounts. In this regard, present the following aging buckets: 1-30 days, 31-60 days, 61¬90 days, 91-120 days, 121-150 days, 151-180 days, 180-360 days, and over 360 days.

On the one hand, the Company monitors loan delinquency for loans that were 1 to 30, 31 to 90, 91 to 180 and over 180 days past due. The Company improved the presentation of the table of Note 6(b) - Loan delinquency and non-accrual details to the consolidated financial statements as of and for the two years ended December 31, 2017 on page F-28 of the Revised Draft Registration Statement that disaggregated the 1-90 days bucket into 1-30 days and 31-90 days buckets in accordance with the post-loan management policies of the Company which require the Company to initiate legal proceedings against borrowers for payments that are delinquent for 30 days and foreclose the real property collateral.

26	May 21, 2018

On the other hand, the tenors of loans typically range from one to eight years which means these loans have longer maturities than other financial products such as credit card. And the borrowers are primarily the owners of micro and small business entities whose resources of payment rely on cash flow from their business other than regular monthly salary income. Therefore, other than short-term loans, the Company presents the loans aging buckets disaggregated into quarters.

(c) Non-accrual loans, page F-26

66.	Please revise to disclose separately the information required pursuant to ASC 310-10-50-14A through 50-20 for impaired loans.

The Company has replaced the table shown on Note 6(c) - Non-accrual loans to the consolidated financial statements as of and for the two years ended December 31, 2017 on page F-28 of the Revised Draft Registration Statement with another table from ASC-310-10-50-20.

Note 10. Other Assets, page F-29

67.	We note that a certain portion of the impairment losses relates to your cost method investment. Please tell us what the remaining portion of impairment losses represents in your table.

The Company respectfully advises the Staff that the remaining portion of impairment losses relates to Commission and fee receivables. Commission and fee receivables include commission receivables arising from brokerage business, and fee receivables by providing services. The impairment losses for Commission and fee receivables were RMB10,083,085 and RMB2,323,085 as of December 31, 2016 and 2017, respectively. Note 11 - Other assets to the consolidated financial statements as of and for the two years ended December 31, 2017 on page F-32 of the Revised Draft Registration Statement has been revised to separately present the impairment losses for cost-method investments and the impairment losses for commission and fee receivables.

Note 11. Interest-bearing borrowings, page F-30

68.	Please revise to provide all the disclosures required under ASC 860-10-50 and 860-30-50 or advise why you believe the current disclosures comply with the guidance.

The Company has revised Note 12 - Interest-bearing borrowings to the consolidated financial statements as of and for the two years ended December 31, 2017 from pages F-34 to F-37 of the Revised Draft Registration Statement according to ASC 860-10-50 and 860-30-50. The Company respectfully directs the Staff’s attention to the disclosures about collateral and repurchase agreements. Interest-bearing borrowings has been disaggregated into Borrowings under agreements to repurchase and Other borrowings, of which the related disclosure has been added and revised in Note 12(a) - Borrowings under agreements to repurchase to the consolidated financial statements as of and for the two years ended December 31, 2017 on page F-34 of the Revised Draft Registration Statement and Note 12(b) - Other borrowings to the consolidated financial statements as of and for the two years ended December 31, 2017 on pages F-35 to F-36 of the Revised Draft Registration Statement, respectively. Note 12(c) - Pledged assets to the consolidated financial statements as of and for the two years ended December 31, 2017 has also been added on page F-37 of the Revised Draft Registration Statement for the disclosure of pledged assets.

27	May 21, 2018

69.	We note your disclosure of aggregate annual maturities of long-term borrowing obligations on page F-31. Please reconcile the total of these balances on page F-31 with the corresponding long-term borrowings in the tabular disclosure on page F-30.

The Company respectfully advises the Staff that in the previous financial statements, the interests payable of corresponding principals in the future related periods is also considered for the annual maturities of long-term borrowing obligations, which lead to that the amounts presented in the maturity disclosure table did not reconciled with the balance of long-term borrowings as at the balance sheet date.

The Company has revised its financial statement relating to the aggregate annual maturities of long-term borrowing obligations to exclude the impact of future interest payable and reconcile the total of these balances with the corresponding long-term borrowings as at balance sheet date. The Company respectfully directs the Staff’s attention to Note 12 - Interest-bearing borrowings to the consolidated financial statements as of and for the two years ended December 31, 2017 starting on page F-36 of the Revised Draft Registration Statement.

Note 23. Share-based Compensation, page F-38

70.	Please revise to provide all the disclosures required under ASC 718-10-50-2(c) and (f).

The Company has added a summary of share option activity under the 2017 Plan, which will be replaced by the 2018 Plan, in Note 24 - Shared-based compensation to the consolidated financial statements as of and for the two years ended December 31, 2017 starting on page F-46 of the Revised Draft Registration Statement as well as a disclosure of unrecognized compensation cost related to unvested stock options granted thereunder.

Exhibits

71.	We note that you intend to file the form of employment agreement for your executive officers as Exhibit 10.2. Noting your disclosure on page 133 that you have entered into employment agreements with each of your executive officers, please file complete copies of such executed agreements as exhibits to the registration statement. Refer to Instruction 1 to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it will enter into employment agreements with each of the executive officers. However, the employment agreements will largely conform to the form and the Company believes that the current exhibit filing follows market practice.

72.	Please tell us what consideration you have given to filing the following documents as exhibits to the registration statement:

•	any agreements that memorialize the 2018 FOTIC Funding Arrangements and the 2018 FOTIC Service Fee Structure, as discussed on page 15;

•	the collaboration agreements entered into between the company and each of its trust company partners, as discussed in the penultimate paragraph on page 96, and the related trust agreements; and

•	the subordinated unit subscription agreements entered into between the company and each of the trust plans.

28	May 21, 2018

Please refer to Item 601(b)(10) of Regulation S-K.

The Company confirms that it will file the English translations of the collaboration agreements entered into between the Company and FOTIC as exhibit 10.4 to the Revised Draft Registration Statement. The Company will file by amendment the English translations of (i) the agreements memorializing the 2018 FOTIC Funding Arrangements and the 2018 FOTIC Service Fee Structure; (ii) the FOTIC Jinghua Structure Fund 5 service agreement; and (iii) the subordinated unit trust contract entered into between the Company and FOTIC as exhibits to the Revised Draft Registration Statement after obtaining confidential treatment as mentioned below. The Company respectfully advises the Staff that as the Company is not a party to the trust agreements between FOTIC and the senior unit investors, it does not plan to file such trust agreements as exhibits to the Revised Draft Registration Statement.

The Company further respectfully advises the Staff that it believes the collaboration agreements entered into between the Company and each of its trust company partners, the related trust agreements and the subordinated unit subscription agreements are material to the Company and are to be performed in whole or in part at or after the filing. However, such agreements are common in China and ordinarily accompany the kind of business conducted by the Company as provided under Item 601(b)(10)(ii) of Regulation S-K. Among the loans originated through its trust lending model, 98.4%, 87.3% and 83.0% were funded through FOTIC trust plans in 2016, 2017 and for the three months ended March 31, 2018, respectively. As a result, the Company will file the collaboration agreement, related subordinated trust contract and the trust service agreement entered into between the Company and FOTIC under Item 601(b)(10)(ii)(B) of Regulation S-K. The Company will seek confidential treatment for portions of certain of these agreements. To facilitate the Staff’s review, the Company will separately and supplementally provide English translations of these agreements to the Staff.

*        *        *         *

If you have any questions regarding this submission, please contact me at +852-2533-3368 or james.lin@davispolk.com.

Thank you for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

29	May 21, 2018

cc:	Mr. Bin Zhai, Chief Executive Officer and Chairman
Mr. Ning Li, Chief Financial Officer
CNFinance Holdings Ltd.

Mr. David T. Zhang, Esq.

Mr. Steve Lin, Esq.

Mr. Meng Ding, Esq.

Kirkland & Ellis International LLP

Mr. Ivan Li

KPMG Huazhen LLP

Annex A

Step 1: Calculation of effective interest rates according to repayment schedules as set out in the contracts:

Loan A has a contractual interest rate of 11.52%. The repayment schedule and calculation of effective interest rate of loan A is illustrated as below:

•	Repayment schedule of loan A specifies date and amount of each expected inflow/outflow of funds including initial principal outflow, financing services fee inflow (if applicable) and monthly installment inflow comprising of principal and interest;

Repayment period	Repayment due date	Principal due	Financing services fee due	Interest due	Remaining principal	Cash (outflow) /inflow
0	8/8/2017	0.00	3,090.00	0.00	150,000.00	-146,910.00
1	9/8/2017	3,054.19	0.00	2,552.48	146,945.81	5,606.67
2	10/8/2017	3,106.17	0.00	2,500.50	143,839.64	5,606.67
3	11/8/2017	3,159.02	0.00	2,447.65	140,680.62	5,606.67
4	12/8/2017	3,212.78	0.00	2,393.89	137,467.84	5,606.67
5	1/8/2018	3,267.45	0.00	2,339.22	134,200.39	5,606.67
6	2/8/2018	3,323.05	0.00	2,283.62	130,877.34	5,606.67
7	3/8/2018	3,379.60	0.00	2,227.07	127,497.74	5,606.67
8	4/8/2018	3,437.11	0.00	2,169.56	124,060.63	5,606.67
9	5/8/2018	3,495.59	0.00	2,111.08	120,565.04	5,606.67
10	6/8/2018	3,555.08	0.00	2,051.59	117,009.96	5,606.67
11	7/8/2018	3,615.57	0.00	1,991.10	113,394.39	5,606.67
12	8/8/2018	3,677.10	0.00	1,929.57	109,717.29	5,606.67
13	9/8/2018	3,739.67	0.00	1,867.00	105,977.62	5,606.67
14	10/8/2018	3,803.30	0.00	1,803.37	102,174.32	5,606.67
15	11/8/2018	3,868.02	0.00	1,738.65	98,306.30	5,606.67
16	12/8/2018	3,933.84	0.00	1,672.83	94,372.46	5,606.67
17	1/8/2019	4,000.78	0.00	1,605.89	90,371.68	5,606.67
18	2/8/2019	4,068.86	0.00	1,537.81	86,302.82	5,606.67
19	3/8/2019	4,138.10	0.00	1,468.57	82,164.72	5,606.67
20	4/8/2019	4,208.52	0.00	1,398.15	77,956.20	5,606.67
21	5/8/2019	4,280.13	0.00	1,326.54	73,676.07	5,606.67
22	6/8/2019	4,352.96	0.00	1,253.71	69,323.11	5,606.67
23	7/8/2019	4,427.03	0.00	1,179.64	64,896.08	5,606.67
24	8/8/2019	4,502.37	0.00	1,104.30	60,393.71	5,606.67
25	9/8/2019	4,578.98	0.00	1,027.69	55,814.73	5,606.67
26	10/8/2019	4,656.90	0.00	949.77	51,157.83	5,606.67
27	11/8/2019	4,736.14	0.00	870.53	46,421.69	5,606.67
28	12/8/2019	4,816.74	0.00	789.93	41,604.95	5,606.67
29	1/8/2020	4,898.70	0.00	707.97	36,706.25	5,606.67
30	2/8/2020	4,982.06	0.00	624.61	31,724.19	5,606.67
31	3/8/2020	5,066.84	0.00	539.83	26,657.35	5,606.67
32	4/8/2020	5,153.06	0.00	453.61	21,504.29	5,606.67
33	5/8/2020	5,240.74	0.00	365.93	16,263.55	5,606.67
34	6/8/2020	5,329.92	0.00	276.75	10,933.63	5,606.67
35	7/8/2020	5,420.62	0.00	186.05	5,513.01	5,606.67
36	8/8/2020	5,513.01	0.00	93.54	0.00	5,606.55

						i
Effective daily IRR (A)						0.0596%
Effective yearly IRR (effective interest rate, B=A*365)						21.75%

1

•	A daily internal rate of return (“IRR”) could be derived from such inflow/outflow schedule together with their corresponding dates; and

•	Multiply such daily IRR by 365 to arrive at the annualized IRR of such schedule, which is the effective interest rate.

Step 2: Calculation of weighted average:

For ease of reference, we assume there are only five transactions in a specified period of time. Using the same method as in Step 1, we can calculate the effective interest rate of loans B, C, D and E. The weighted average of loans A, B, C, D and E is calculated as below:

•	The initial principal amount of each loan is multiplied by its effective interest rate to arrive at the weighted amount;

•	Add up the weighted amount for loan A, B, C, D and E to arrive at the total weighted amount; and

•	Divide the total weighted amount with the total initial principal amount for A, B, C, D and E to arrive at the weighted average effective interest rate.

Transaction	Principal amount (P)	Effective interest rate (E)	Product of P & E (P*E)
A	150,000.00	21.75%	32,625.00
B	1,200,000.00	24.12%	289,440.00
C	300,000.00	22.33%	66,990.00
D	600,000.00	21.56%	129,360.00
E	3,000,000.00	22.25%	667,500.00

Sum	5,250,000.00 (PA)		1,185,915.00 (TWA)

Weighted average effective interest rate (TWA/PA)		22.6%

2

Annex B

	As of December 31, 2017		As of March 31, 2018
Trust Plan	Actual Structural Leverage Ratio(1)	Contractual Structural Leverage Ratio	Actual Structural Leverage Ratio(1)	Contractual Structural Leverage Ratio
Jinghua Structure Fund 5 菁华 5 号信托计划	2.42:1	4:1	2.3:1	4:1
Jinghua Structure Fund 6(2) 菁华 6 号信托计划	0	0	0	0
Bohai Trust Shenfanlian Micro Finance Structure Fund 渤海信托深泛联小微金融集合资金信托计划	1.03:1	4:1	0(3)	4:1
Bohai Huihe SME Structure Fund 渤海汇和中小微企业经营贷集合资金信托计划	5.5:1	86:14	5.26:1	86:14
Zhongyuan Weath Anhui Structure Fund 1 中原财富-安惠 1 期	2.3:1	4:1	1.36:1	4:1
Zhongyuan Weath Anhui Structure Fund 2 中原财富-安惠 2 期	3.94:1	4:1	4:1	4:1

Note:

(1)	Based on the ratio of total amount of senior units and subordinated units of all trust products issued under the trust plans.
(2)	All of Jinghua Structure Fund 6 is funded by the Company.
(3)	All of the senior units of Bohai Trust Shenfanlian Micro Finance Structure Fund have been fully paid off.

Annex C

Discontinued Operation Analysis Memo

PURPOSE

The purpose of this memorandum is to analysis whether the disposal of subsidiaries in 2017 by Sincere Fame International Limited and its subsidiaries (“the Group”) should be reported in discontinued operations.

SECTION 1: BACKGROUND

In June, 2017, CEO and senior management of the Group had plans for IPO and planned to focus on its core business, which is to provide micro credit loan services for micro and small-enterprise owners.

From August to September in 2017, the Group has disposed of six wholly-owned subsidiaries to third parties, that resulted in the disposition of its asset management business, labour outsourcing business, and its peer-to-peer (“P2P”) lending platform, all of which were non-core to the Group’s business.

On August 25, 2017, the Group sold Fanhua Wealth Management (Shenzhen) Co., Ltd., which operates in the asset management business, to Shenzhen Dongfang Baoying Investments Co., Ltd (“Dongfang Baoying”), a third party, for a cash consideration of RMB 19,050,000. The Group recognized a pre-tax loss of RMB 34,288 related to the sale.

On August 25, 2017, the Group sold Fanhua Asset Management (Shenzhen) Co., Ltd., which operates in the asset management business, to Chengdu Lianrui Investment Management Co., Ltd., a subsidiary of Dongfang Baoying, for a cash consideration of RMB 150,000. The Group recognized a pre-tax gain of RMB 14,842 related to the sale.

On August 31, 2017, the Group sold Shenzhen Fanyingjie Asset Management Co., Ltd., which operates in the asset management business, to Fanhua Wealth Management (Shenzhen) Co., Ltd., which has become a subsidiary of Dongfang Baoying, after the transaction above dated August 25, 2017, for a cash consideration of RMB 30,050,000. The Group recognized a pre-tax gain of RMB 3,019,959 related to the sale.

On August 31, 2017, the Group sold Guangzhou Chengyu Fanhua Labour Dispatch Co., Ltd., which operates in the labour outsourcing business, to Shenzhen Baolun Investment Development Co., Ltd, a third party, at consideration of RMB 1,300,000, which is payable to the Group in 6 months. The Group recognized a pre-tax gain of RMB 130,701 related to the sale.

On September 26, 2017, the Group sold Shenzhen Fanyingjie Equity Investment and Fund Management Co., Ltd., which operates in the asset management business, to Fanhua Wealth Management (Shenzhen) Co., Ltd., which has become a subsidiary of Dongfang Baoying, after the transaction above dated August 25, 2017, for a cash consideration of RMB 19,000,000. The Group recognized a pre-tax gain of RMB 593,343 related to the sale.

On September 30, 2017, the Group sold Shenzhen Taotaojin Internet Financial Services Company Limited, which operates a P2P lending platform, to Dongfang Baoying, at consideration of RMB 215,000,000, payable to the Group in 6 months. The Group recognized a pre-tax gain of RMB 2,336,201 related to the sale.

SECTION 2: ACCOUNTING LITERATURE

Discontinued Operations

ASC 205-20-45-1A A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity.

Component of an Entity

A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

Business

An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. Additional guidance on what a business consists of is presented in paragraphs 805-10-55-4 through 55-9.

ASC 205-20-45-1B A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

a The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale.

b The component of an entity or group of components of an entity is disposed of by sale.

c The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).

Strategic Shift

ASC 210-20-45-1C Examples of a strategic shift that has (or will have) a major effect on an entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity.

SECTION 3: ANALYSIS

In determining whether the disposal of the six subsidiaries constitute discontinued operations, the Group evaluates the below factors:

(1)	Whether the disposal includes a component of an entity or a group of components of an entity, or a business or nonprofit activity;

(2)	Whether the disposal represents a strategic shift;

(3)	Whether the disposal have a major effect on the operations and financial results of the Group

(1) Whether the disposal includes a component of an entity or a group of components of an entity, or a business or nonprofit activity

Pursuant to ASC 205-20-45-1A, a disposal may meet the definition of discontinued operations if the disposal includes a component of an entity or a group of components of an entity, or a business or nonprofit activity.

The disposal in 2017 was related to six of the Group’s subsidiaries. Each of the subsidiaries being disposed comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entities within the Group. In addition, a component of an entity may be a subsidiary according to the definition in ASC.

Therefore, the disposal of the six subsidiaries in 2017 may be discontinued operations, which requires management to further evaluate whether the disposal represents a strategic shift and whether the disposal have a major effect on the operations and financial results of the Group in the next two steps.

(2) Whether the disposal represents a strategic shift

The Group is primarily engaged in the business of micro credit loan services. For the nature of the business, out of the six subsidiaries being disposed,

•	Four of them operates in the asset management business, in which they act as managers for the asset management plans and charges asset management fee.

•	One of them operates in the labour outsourcing business, in which it is engaged in lending staff to client company.

•	One of them operates an online peer-to-peer (“P2P”) lending platform in which it facilitates online borrowings between borrowers and lenders.

For the discussion of each of the subsidiary, please refer to Section 1.

All of the asset management business, labour outsourcing business and P2P lending platform are independent of its core business, which is to provide micro credit loan services. Both of the asset management business and labour outsourcing business do not support its core business. Although its P2P lending platform does provide some level of support to its micro credit loan business as the Group can obtain funding through the platform, the borrowings obtained through the P2P platform. The funding obtained through the P2P platform accounted for 1% of the total borrowings as of December 31, 2017, which is not material.

The business plan of the Group has been to grow its business by focusing on its core micro lending business, before and after the disposal of the six subsidiaries. During its development, its core micro lending business is burgeoning while the contributions of other non-core financial service businesses such as asset management and mortgage agency services are declining. Given these business were not part of the core operations, management decided to redeploy those resources into its core micro lending business, and to highlight its core micro lending business for future initial public offerings, leading to the disposal of the six subsidiaries which operated in the non-core businesses. The business plan to focus on its core business has proved successful as its micro lending businesses grew dramatically in 2017 and interest and financing service fee on loans increased 174% from RMB 1.24billion in 2016 to RMB 3.41billion in 2017. The increase in revenue has well supported the Board’s decision to focus on its micro lending business.

In addition, for all these subsidiaries adding together, the total assets and revenue were insignificant to the Group’s total assets and revenue, please see below analysis. The Group has wanted to become more focused in the micro credit lending business. And the disposal of the six subsidiaries is consistent with this strategy, therefore not representing a strategic shift.

(3) Whether the disposal has a major effect on the operations and financial results of the Group

SEC Speech 2015, Remarks Before the 2015 AICPA National Conference on Current SEC and PCAOB Developments by Barry Kanczuker

“So how does one determine what represents a strategic shift that has or will have a major effect? I would observe that the standard requires judgment to determine whether a disposal meets the revised definition for a discontinued operation. ASC 205-20 provides several examples of what may constitute a strategic shift that will have a major effect on operations and financial results. The examples include a sale of a product line that represents 15% of total revenue; the sale of a geographic area that represents 20% of total assets; and the sale of all stores in one of two types of store formats that historically provided 30-40% of net income and 15% of current net income. We have heard suggestions that the quantitative factors included in the examples are meant to create thresholds by which to determine whether a disposal represents a strategic shift that has a major effect on the entity’s operations and financial results. In my view, the thresholds are illustrative and do not establish bright lines or safe harbors.”

With reference to the SEC Speech 2015, Remarks Before the 2015 AICPA National Conference on Current SEC and PCAOB Developments by Barry Kanczuker and the examples in ASC 205-20-55 and, the Group evaluates the effect of the disposal on the Group’s total assets, gross revenue and net income in assessing whether the disposal has a major effect on the operations and financial results.

Because the six subsidiaries are either disposed of in August and September, their respective assets, liabilities and revenue as of their respective disposal dates are aggregated and benchmarked against those of the Group as of September 30, 2017 to show the impact of the disposal on the operations and financial results of the Group.

The below table presents the carrying amounts of the major classes of assets and liabilities of the subsidiaries being disposed as of the disposal dates as well as the percentage to those of the Group as of September 30, 2017 for benchmarking.

	Note		As of the disposal dates RMB		As of September 30, 2017%
Assets
Cash and cash equivalents			10,532,048	711,506,359.11	1.48%
Available-for-sale investments			33,616,143	388,050,000.00	8.66%
Property, plant and equipment			3,653,157	22,077,895.71	16.55%
Intangible assets and goodwill			23,333	2,976,010.53	0.78%
Deferred tax assets			12,779,966	89,202,853.41	14.33%
Other assets	(i	)	341,056,280	453,616,476.33	(i )
Total assets			401,660,927	16,682,927,598.92	2.41%
Liabilities
Accrued employee benefits			(2,294,431)	(67,637,423.17)	3.39%
Income tax payable			(14,785,506)	(284,942,556.19)	5.19%
Other liabilities	(i	)	(134,312,865)	(228,716,761.97)	(i )
Total liabilities			(151,392,802)	(15,072,537,426.91)	1.00%
Net assets and liabilities	(i	)	250,268,125	1,610,390,172	(i )

(i) Other assets, other liabilities and net assets and liabilities mainly include receivables from and payables to intercompany transactions, which would be eliminated in consolidation from the Group’s perspective.

The total assets of the asset management business, P2P platform and labour outsourcing business being disposed in aggregate accounts for 2.41%of the total assets of the Group as of the disposal dates.

The below tables present the percentage of the gross revenue and net income of the subsidiaries being disposed for 2017.

Gross revenue
Gross revenue of subsidiaries being disposed	(69,010,064.22)
Gross revenue of the Group for the three quarters ended September 30, 2017	(2,346,634,512.40)
%	2.94%

Net income
Net income of subsidiaries being disposed	6,177,961
Net income of the Group for the three quarters ended September 30, 2017	(532,672,756.28)
%	-1.16%

The gross revenue of the asset management business, P2P platform and labour outsourcing business being disposed in aggregate accounts for 2.94% of the gross revenue of the Group for 2017.

The net income of the asset management business, P2P platform and labour outsourcing business being disposed in aggregate accounts for -1.16% of the gross revenue of the Group for 2017.

As indicated above, the contribution of the subsidiaries being disposed to the total assets, gross revenue and net income of the Group are much less significant than the metrics shown in the examples in SEC Speech 2015 and ASC 205-20-55 that may represent major effect on operations and financial results, such as 15% of total revenue, 20% of total assets, 30-40% of net income. Therefore, it could be concluded that the disposal does not have a major effect on the operations and financial results of the Group.

SECTION 4: CONCLUSION

The business strategy of the Group has been focusing on its core business of providing micro credit loan services. And the disposal of its non-core business, which include asset management, labour outsourcing and P2P lending businesses being disposed, is consistent with this strategy. Therefore the disposal is not treated as a strategy shift.

In addition, the total assets of the subsidiaries being disposed accounted for 2.41% of the Group, the gross revenue accounted for 2.94% of the Group and the net income accounted for -1.16% of the Group. The total assets, gross revenue and net income of the subsidiaries being disposed were insignificant to the Group’s total assets, gross revenue and net income. Therefore the disposal does not have major effects on the operations and financial results.

Since the disposal of the six subsidiaries in 2017 does not represent a strategic shift that have a major effects on the operations and financial results of the Group, it is not accounted for as discontinued operations.